News Release
www.srtelecom.com

For more information:

David Adams	Scott Lawrence (Maison Brison)
(Senior Vice-President, Finance and CFO)	(514) 731-0000
(514) 335-4035	* scott@maisonbrison.com

SR Telecom’s Restructuring Plan in France is Finalized

MONTREAL, June 9, 2004 – SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that the previously announced restructuring plan for its French operations has been finalized. The details of the plan and the implementation schedule have been confirmed, and the plan will take effect immediately. The plan includes the closing of its Research & Development facility in Lannion before the end of June. The total cost of the plan is within the Company’s expectations. Further details will be made available when the Company issues its second quarter results.

“The completion of this activity is an important milestone in the Company’s overall restructuring process. We are now focussing our operations in France on sales, customer support and projects. We remain committed to providing ongoing support for product installations and expansion plans generated by our customers for our swing™ product,” said David Adams, SR Telecom’s Senior Vice-President, Finance and Chief Financial Officer. “The restructuring initiative that was announced on April 30 of the current fiscal year is well underway, and we are on track to achieve our stated targets.”

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world's leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company's products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom's products have been deployed in over 120 countries, connecting nearly two million people.

The Company's unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and SWING are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783